Mail Stop 4561

July 18, 2006

By U.S. Mail and Facsimile to (518) 745-5513

Mr. John J. Murphy
Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

> **Re: Arrow Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 000-12507**

Dear Mr. Murphy:

We have reviewed your response filed on July 11, 2006, and have the following additional comment. Please amend your filings in response to our comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Cash Flows, page 55

1. Please refer to prior comment 1. It appears to us that the amounts are material to your cash flows. Please provide us the SAB 99 analysis performed to determine that a restatement is not necessary. Otherwise, please revise your financial statements to reclassify the amounts within the statements of cash flows and report the reclassifications as a correction of an error.

*   *   *

As applicable, please file your amendment in response to this comment within 10 business days or tell us when you will file the amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. You may wish to provide us drafts of the intend revisions prior to filing the amendment. Detailed cover letters greatly facilitate our review. Please file your response via EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding this comment and related matters.

Sincerely,

Paul Cline
Senior Accountant